Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-223261

March 26, 2018

GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd., or our company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, our company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, if you request it, by contacting (1) Morgan Stanley & Co. International plc, Prospectus Department, Cynthia Simmons, 2nd Floor, 180 Varick Street, New York, NY, 10014, United States of America, or by calling 1-917-606-8487, or by email at prospectus@morganstanley.com; or (2) BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attention: Prospectus Department or by calling 1-800-294-1322 or email dg.prospectus_requests@baml.com; or (3) UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, NY, 10019, United States, by telephone at +1-888-827-7275. You may also access our company’s most recent prospectus dated March 26, 2018, which is included in Amendment No. 3 to our company’s registration statement on Form F-1, as filed with the SEC on March 26, 2018, or Amendment No. 3, by visiting EDGAR on the SEC website at: https://www.sec.gov/Archives/edgar/data/1724755/000119312518094979/d482491df1a.htm.

The following information supplements and updates the information contained in our company’s preliminary prospectus included in Amendment No. 3, or the preliminary prospectus. This free writing prospectus reflects the following amendments that were made to the preliminary prospectus. All references to page numbers are to page numbers in the preliminary prospectus

Updated Sections

Appendix I replaces the front cover in its entirety.

Appendix II replaces the sub-section “Prospectus Summary—The Offering” in its entirety, and corresponding changes were made to the front cover as well as pages 4, 6, 30, 43, 44, 49, 60, 151, 172 and 181.

Appendix III replaces the section “Use of Proceeds” in its entirety, and corresponding changes were made to page 92.

Appendix IV replaces the section “Capitalization” in its entirety.

Appendix V replaces the section “Dilution” in its entirety.

Appendix VI replaces the section “Principal Shareholder” in its entirety.

The following paragraph replaces the first paragraph on page 171 in its entirety.

Upon the completion of this offering, we will have 10,200,000 ADSs outstanding representing approximately 10.0% of our shares. In addition, options to purchase an aggregate of 1,703,000 shares will be outstanding upon the completion of this offering.

The following replaces the table in the section “Expenses Related to this Offering” in its entirety.

US$
SEC registration fee	26,287
New York Stock Exchange listing fee	96,920
Financial Industry Regulatory Authority filing fee	32,171
Printing and engraving expenses	800,000
Legal fees and expenses	3,365,176
Accounting fees and expenses	522,000
Miscellaneous	650,000

Total	5,492,554

APPENDIX I

Front Cover

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (subject to completion)

Issued                     , 2018

10,200,000 American Depositary Shares

GreenTree Hospitality Group Ltd.

REPRESENTING 10,200,000 CLASS A ORDINARY SHARES

GreenTree Hospitality Group Ltd. is offering 10,200,000 American depositary shares, or ADSs. Each ADS represents one (1) Class A ordinary share, par value US$0.50 per share. This is our initial public offering and no public market currently exists for our ADSs or shares.

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements. Immediately prior to the completion of this offering, our outstanding share capital will consist of 56,589,300 Class A ordinary shares and 34,762,909 Class B ordinary shares, all of which will be owned by our parent company, GreenTree Inns Hotel Management Group, Inc., a Cayman Islands company, or GTI. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one (1) vote. Each Class B ordinary share is entitled to three (3) votes if such Class B ordinary share is owned by GTI, Mr. Alex S. Xu, our founder, chairman and chief executive officer, Mr. Alex S. Xu’s family trusts or his or the family trust’s designated transferees, and is convertible into one (1) Class A ordinary share at any time if such Class B ordinary share is owned by any other holder. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

GTI will beneficially own 84.7% of our Class A ordinary shares and 100% of our Class B ordinary shares immediately after the completion of this offering and 94.0% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering. The voting power of our company owned by GTI is indirectly owned by Mr. Alex S. Xu, our founder, chairman and chief executive officer, as he owns 83.9% of voting power of GTI, which entitles Mr. Xu to nominate or replace all directors of GTI, and determine how GTI exercises the voting power in our company. Following the completion of this offering and as long as GTI or Mr. Alex S. Xu owns at least 50% of the voting power of our company, we will be a “controlled company” as defined under the NYSE Listed Company Manual. We have no current intention to rely on the controlled company exemption.

Prior to this offering, there has been no public market for the ADSs or our shares. It is currently estimated that the initial public offering price per ADS will be between US$16.00 and US$18.00. We have applied to list our ADSs on the New York Stock Exchange under the symbol “GHG.”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 14.

PRICE US$             AN ADS

	Price to public	Underwriting Discounts and Commissions(1)	Proceeds before expense to Company
Per ADS	US$	US$	US$
Total	US$	US$	US$

(1)	For a description of compensation payable to the underwriters, see “Underwriting.”

We have granted the underwriters the right to purchase up to 1,530,000 additional ADSs to cover over-allotments within 30 days after the date of this prospectus.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about                 , 2018.

MORGAN STANLEY	BofA Merrill Lynch	UBS INVESTMENT BANK

ICBC International

Prospectus dated                 , 2018.

APPENDIX II

Prospectus Summary—The Offering

THE OFFERING

ADSs Offered by Us	10,200,000 ADSs

Public Offering Price	We estimate that the initial public offering price will be between US$16.00 and US$18.00 per ADS.

ADSs Outstanding Immediately After This Offering	10,200,000 ADSs.

Shares Outstanding Immediately After This Offering	101,552,209 shares, comprising 66,789,300 Class A ordinary shares, and 34,762,909 Class B ordinary shares, excluding shares issuable upon the exercise of options outstanding under our 2018 share incentive plan as of the date of this prospectus.

Over-Allotment Option	We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,530,000 additional ADSs at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

The ADSs	Each ADS represents one (1) Class A ordinary share.

The depositary will be the holder of the Class A ordinary shares underlying the ADSs and you will have the rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the Class A ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Shares	Our shares will consist of Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote; each Class B ordinary share is entitled to three (3) votes if such Class B ordinary share is owned by GTI, Mr. Alex S. Xu, our founder, chairman and chief executive officer, Mr. Alex S. Xu’s family trusts or his or the family trust’s designated transferees, and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares. For a description of Class A ordinary shares and Class B ordinary shares, see “Description of Share Capital.”

Use of Proceeds	We estimate that we will receive net proceeds of approximately US$156.6 million from this offering, assuming an initial public offering price of US$17.00 per ADS, the mid-point of the estimated range of the initial public offering price set forth on the cover of this prospectus, after deducting estimated underwriter discounts, commissions and estimated offering expenses payable by us. We plan to use the net proceeds we will receive from this offering for general corporate purposes in line with our strategies, including for the organic expansion of our hotel chain and the improvement of existing hotel properties, potential acquisitions of domestic and overseas operators that will complement our operations and accelerate our expansion plan, and for working capital and other general corporate purposes. See “Use of Proceeds” for more information.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks relating to investing in our ADSs. You should carefully consider these risks before deciding to invest in our ADSs.

Directed ADS Program	At our request, the underwriters have reserved up to 5% of the ADSs being offered by this prospectus for sale to and purchase by our directors, officers, employees, business associates and related persons at the initial public offering price through a directed share program in accordance with applicable laws. The sales will be made by UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or a portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs available to the general public. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs.

Listing	We have applied to list our ADSs on the New York Stock Exchange.

Proposed Trading Symbol	GHG

Depositary	Deutsche Bank Trust Company Americas

Lock-up	We and our sole shareholder, GTI, have agreed with the underwriters to certain lock-up restrictions in respect of our shares, ADSs, and/or any securities convertible into or exchangeable or exercisable for any of our shares or ADSs, during the period ending six months after the completion of this offering, subject to certain exceptions. See “Shares Eligible for Future Sale” and “Underwriting.”

After the completion of this offering, GTI intends to register and distribute to each of its shareholders not more than 60% of the number of our shares that represent the percentage of such shareholder’s ownership in GTI as of the closing date of this offering. As a condition to receiving our shares, GTI’s Shareholders will be required to enter into lock-up agreements with us to agree, among others, not to offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, grant any right or warrant to purchase, lend, make any short sale, file a registration statement, or make any demand for or exercise any right to file a registration statement, under the Securities Act or otherwise dispose of any of our shares prior to the expiry of a six-month period following the date of this prospectus. The number of our shares subject to such lock-up agreements will be reduced by 25% at the end of the six month period following the date of this prospectus and each six month period thereafter through the two-year anniversary of the date of this prospectus.

APPENDIX III

Use of Proceeds

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$156.6 million, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial offering price of US$17.00 per ADS (the mid-point of the estimated range of initial public offering price shown on the front cover page of this prospectus). A US$1.00 increase (decrease) in the assumed initial public offering price of US$17.00 per ADS would increase (decrease) the net proceeds to us from this offering by US$9.5 million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of ADSs offered by us as set forth on the front cover page of this prospectus.

We plan to use the net proceeds we will receive from this offering for general corporate purposes in line with our strategies, including the following:

•	approximately 25% of the net proceeds of this offering for the organic expansion of our hotel chain and the improvement of existing hotel properties, including conversion of existing leased-and-operated hotels to new brands, including Gme, Gya and VX;

•	approximately 60% of the net proceeds of this offering for potential acquisitions of domestic and overseas operators that will complement our operations and accelerate our expansion plan. Currently, we have not entered into any binding agreement for any acquisition nor identified any definite acquisition target; and

•	the remaining amount, approximately 15% for working capital and other general corporate purposes, including marketing and upgrading our IT system.

The foregoing represents our intentions as of the date of this prospectus with respect of the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of the offering.

The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we intend to invest our net proceeds in short-term, interest bearing, debt instruments or bank deposits.

In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy applicable government registration and approval requirements. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries which would materially and adversely affect our liquidity and our ability to fund and expand our business.”

APPENDIX IV

Capitalization

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2017 presented on:

•	an actual basis;

•	a pro forma basis to reflect (i) the intended distribution of cash dividends of US$23.0 million in February 2018 and US$2.6 million in March 2018 to GTI and (ii) the redesignation of 7,954,048 Class B ordinary shares as Class A ordinary shares; and

•	a pro forma as adjusted basis to reflect (i) the intended distribution of cash dividends US$23.0 million in February 2018 and US$2.6 million in March 2018 to GTI, (ii) the redesignation of 7,954,048 Class B ordinary shares as Class A ordinary shares and (iii) the issuance and sale of the shares in the form of ADSs by us in this offering, at an assumed initial public offering price of US$17.00 per ADS, the mid-point of the estimated range of initial public offering price shown on the front cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2017
	Actual		Pro Forma		Pro forma as adjusted
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Shareholders’ equity:
Class A ordinary shares	160,190	24,621	186,388	28,648	219,570	33,747
Class B ordinary shares	140,697	21,625	114,499	17,598	114,499	17,598
Additional paid-in capital	212,310	32,631	212,310	32,631	1,200,802	184,560
Retained earnings	223,134	34,295	56,712	8,717	56,712	8,717
Accumulated other comprehensive loss	(4,086)	(628)	(4,086)	(628)	(4,086)	(628)
Noncontrolling interests	360	55	360	55	360	55

Total shareholders’ equity	732,605	112,599	566,183	87,021	1,587,857	244,049

Total capitalization	732,605	112,599	566,183	87,021	1,587,857	244,049

APPENDIX V

Dilution

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results because the initial public offering price per Class A ordinary share is substantially in excess of the book value per share attributable to the existing shareholders for our presently outstanding shares.

Our net tangible book value as of December 31, 2017 was approximately RMB725.9 million (US$111.6 million), or RMB7.95 (US$1.22) per share as of that date, and US$1.22 per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of our intangible assets, goodwill and total consolidated liabilities. Dilution is determined by subtracting net tangible book value per share, after giving effect to the issuance and sale by us of 10,200,000 Class A ordinary shares in the form of ADSs in this offering at an assumed initial public offering price of US$17.00 per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after December 31, 2017 other than to give effect to the intended distribution of cash dividends and the issuance and sale by us of 10,200,000 Class A ordinary shares in the form of ADSs in this offering, at an assumed initial public offering price of US$17.00 per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2017 would have been US$243.0 million, or US$2.39 per outstanding share and US$2.39 per ADS. This represents an immediate increase in net tangible book value of US$1.17 per share and US$1.17 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$14.61 per share and US$14.61 per ADS to investors purchasing ADSs in this offering.

The following table illustrates such dilution:

	Per share		Per ADS
Actual net tangible book value as of December 31, 2017	US$	1.22	US$	1.22
Pro forma net tangible book value after giving effect to the intended distribution of cash dividends	US$	0.94	US$	0.94
Pro forma as adjusted net tangible book value after giving effect to the intended distribution of cash dividends and this offering	US$	2.39	US$	2.39
Assumed initial public offering price	US$	17.00	US$	17.00
Dilution in net tangible book value to new investors in the offering	US$	14.61	US$	14.61

The amount of dilution in net tangible book value to new investors in this offering set forth above is determined after giving effect to this offering from the public offering price per share.

A US$1.00 increase (decrease) in the assumed public offering price of US$17.00 per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to the offering by US$9.5 million, the pro forma as adjusted net tangible book value per share and per ADS after giving effect to this offering by US$0.09 per share and US$0.09 per ADS and the dilution in pro forma as adjusted net tangible book value per share and per ADS to new investors in this offering by US$0.91 per share and US$0.91 per ADS, assuming no change to the number of ADS offered by us as set forth on the front cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma basis as of December 31, 2017, the differences between existing shareholders and the new investors with respect to the number of shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Shares Purchased		Total Consideration			Average Price per Share		Average Price per ADS
	Number	Percent	Amount		Percent
	(in millions of US$, except number of shares and percentages)
Existing shareholders	91,352,209	90%	US$	53.6	24%	US$	0.59	US$	0.59
New investors	10,200,000	10%	US$	173.4	76%	US$	17.00	US$	17.00
Total	101,552,209	100%	US$	227.0	100%	US$	2.24	US$	2.24

If the underwriters were to fully exercise the over-allotment option to purchase 1,530,000 additional shares of our Class A ordinary shares from us, the percentage of our shares held by existing shareholders would be 88.6%, and the percentage of shares of our common stock held by new investors would be 11.4%.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

APPENDIX VI

Principal Shareholder

PRINCIPAL SHAREHOLDER

The following table sets forth information with respect to beneficial ownership of our shares by:

•	each of our directors and executive officers;

•	our directors and executive officers as a group; and

•	GTI, which is the only shareholder known to us to own beneficially 5.0% or more of our shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security.

The calculations in the table below assume there are 91,352,209 shares outstanding immediately prior to the completion of this offering, comprising (i) 56,589,300 Class A ordinary shares and (ii) 34,762,909 Class B ordinary shares, and reflecting the issuance by us of 10,200,000 Class A ordinary shares pursuant to this offering.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering		Percentage of Votes Held After This Offering
	Number	%	Number	%	%
Directors and Executive Officers:
Alex S. Xu(1)	91,352,209	100.0	91,352,209	90.0	94.0
Gregory James Karns	—	—	—	—	—
Akira Hirabayashi	—	—	—	—	—
Bingwu Xie	—	—	—	—	—
Yiping Yang	—	—	—	—	—
Xin Yue Jasmine Geffner	*	*	*	*	*
Wen Qi	—	—	—	—	—
Yong Yang	—	—	—	—	—
All directors and executive officers as a group	91,419,709	100.0	91,419,709	90.0	94.0
Principal Shareholder:
GreenTree Inns Hotel Management Group, Inc.(2)(3)(4)	91,352,209	100.0	91,352,909	90.0	94.0

Notes:

*	Beneficially owns less than 1% of our outstanding shares.

(1)	Represents (i) 56,589,300 Class A ordinary shares and (ii) 34,762,909 Class B ordinary shares held by GTI. Mr. Alex S. Xu is considered to beneficially own all the shares held by GTI by virtue of (i) his director position on GTI’s 2-member board of director; and (ii) his 83.9% voting power in GTI. As a result, Mr. Alex S. Xu has the power to (i) vote, or to direct the voting of, and (ii) dispose, or to direct the disposition of, all the shares held by GTI.

(2)	GTI pledged 20% of the shares of our company to Pudong Development Bank. See “Risk Factors — Risks Related to the ADSs and this offering — GTI has pledged 20% of our ordinary shares to Pudong Development Bank, and following the completion of this offering will be required to pledge additional ordinary shares. If Pudong Development Bank forecloses on these shares, the market price of our ADSs could decline.” Immediately after the completion of this offering, 84.7% of our Class A ordinary shares and 100% of our Class B ordinary shares will be owned by GTI, our parent company. Subsequently, GTI intends to register and distribute to each of its shareholders not more than 60% of the number of our shares that represent the percentage of such shareholder’s ownership in GTI as of the closing date of this offering. As a condition to receive our shares, GTI’s shareholders will be required to enter into lock-up agreements with us to agree, among others, not to offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, grant any right or warrant to purchase, lend, make any short sale, file a registration statement, or make any demand for or exercise any right to file a registration statement, under the Securities Act or otherwise dispose of any of our shares prior to the expiry of a six-month period following the date of this prospectus. The number of our shares subject to such lock-up agreements will be reduced by 25% at the end of the six month period following the date of this prospectus and each six month period thereafter through the two-year anniversary of the date of this prospectus.

(3)	GTI’s ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to three (3) votes per share. Currently, GTI has 33,414,026 Class A ordinary shares and 57,938,182 Class B ordinary shares issued and outstanding.

(4)	Mr. Alex S. Xu, directly or indirectly through entities controlled by him, holds 57,938,182 Class B ordinary shares of GTI, including (a) 36,340,682 Class B ordinary shares of GTI held by Mr. Xu’s family trust, for which Mr. Xu and his wife are settlors and trustees and accordingly, Mr. Xu has voting and dispositive control, (b) 17,047,500 Class B ordinary shares of GTI held by GreenTree Hotel Management, Inc., a company incorporated in Samoa and to which Mr. Xu is the sole shareholder and exercises sole voting and dispositive control, and (c) 4,550,000 Class B ordinary shares of GTI held by Keystone Pacific, LLC, a California limited liability company whose sole members are Mr. Xu, individually, and Mr. Xu’s family trust, and accordingly to which Mr. Xu exercises voting and dispositive control, which in the aggregate result in Mr. Xu’s 83.9% voting power in GTI. Mr. Kent Chien Te Wu directly or indirectly through entities controlled by him, holds 10,267,667 Class A ordinary shares of GTI, including (a) 9,667,667 Class A ordinary shares of GTI through Wu Green Tree Limited Partnership, a California limited partnership (“Wu Green Tree”), and (b) 600,000 Class A ordinary shares of GTI individually. The business office of Mr. Wu and Wu Green Tree is 260 Newport Center Drive, Newport Beach, CA 92660. The voting and dispositive power over the Class A ordinary shares of GTI held by Wu Green Tree are controlled by the two general partners of Wu Green Tree, Kent Chien Te Wu, and Maggie Tzu Chiang Wu, his wife, and accordingly Mr. Wu has the power to (i) vote, or direct the voting of, and (ii) dispose, or direct the disposition of, all GTI shares held by Wu Green Tree. Other than Mr. Xu and Mr. Wu, no other shareholder is known to us to own beneficially 5.0% or more of the shares of GTI.

As of December 31, 2017, none of our outstanding shares were held by shareholders of record in the U.S. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

GTI acquired its shares in offerings that were exempted from registration under the Securities Act of 1933, as amended, or the Securities Act, because such offerings involved either private placements or offshore sales to non-U.S. persons.

Historical Changes in Our Shareholding

See “Description of Share Capital — History of Securities Issuances” for historical changes in our shareholding.